InterOil Announces 2012 First Quarter Financial and Operating Results

PORT MORESBY, Papua New Guinea and HOUSTON, May 14, 2012 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced financial and operating results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights and Recent Developments

  As of April 6, 2012, InterOil drilled the Triceratops-2 well in Papua New Guinea through the entire carbonate interval to a total depth of 7,336 feet (2,236 meters).  The acquisition of wireline logs was completed on April 14, 2012 and the testing program is ongoing. The logs and DST pressure data indicate two separate, carbonate reservoir intervals with separate pressure systems and potentially separate or stacked hydrocarbon pay. The upper reservoir interval contains gas and condensate which preliminary pressure data indicates is in communication with the gas and condensate tested 3.8 kilometers away in the Bwata-1 well. The deeper zone lies below a 264 feet (80.5 meter) thick marl and argillaceous limestone interval, likely an intra-formational seal, where an independent formation evaluation indicates potential liquid hydrocarbons.  The presence of movable hydrocarbons in the lower reservoir interval, at this stage, has not been confirmed with testing.  However, a small volume of light oil of condensate composition was recovered.
  Net profit for the quarter ended March 31, 2012 was $9.4 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $28.6 million, while the investments in the development segments of Upstream and Midstream Liquefaction resulted in a net loss of $19.2 million.
  Subsequent to quarter end, InterOil signed a binding Heads of Agreement with Pacific Rubiales Energy Corp. ("PRE") to be able to earn a 10.0% net (12.9% gross) participating interest in PPL237, which includes the Triceratops structure. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE has paid the initial $20 million of the staged cash payments. Definitive agreements are in the process of being finalized.

InterOil's Chief Executive Officer Phil Mulacek commented, "We are pleased to report another successful quarter of profitability from our operating business. Additionally, we are excited to welcome Pacific Rubiales as partners in PPL 237, the company brings valuable expertise to our team."

In regards to the ongoing LNG partnering process, Mr. Mulacek stated "We are continuing to work with our advisors to obtain a strategic partner. We have received conforming and non-conforming bids for the LNG partnering and sell down of an interest in the Elk and Antelope fields that we believe would be accretive to shareholders. We are now set to engage with a shortlist of significant LNG industry participants with a view to concluding discussions and entering into an agreement this quarter. The end result of the partnering process is envisioned to fully satisfy all the terms of the 2009 LNG Project Agreement."

As to the Triceratops-2 well, Mr. Mulacek noted that, "Despite mechanical difficulties in obtaining a successful drill stem test from zones of interest in the lower hydrocarbon interval, we are very encouraged by gas and liquid hydrocarbon testing ongoing at the Triceratops-2 well. A plan is in place to evaluate the entire drilled interval and would likely include casing the entire interval and perforating zones of interest to obtain definitive results. Our prospect inventory is maturing and we anticipate that it will support our goal of a multi-year, multi-well exploration program. We believe that these achievements, combined with our strong balance sheet, support our continued growth and operational success."

Corporate Financial Results

Net profit for the quarter ended March 31, 2012 was $9.4 million compared with a net profit of $0.7 million for the same period in 2011, an improvement of $8.7 million. The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $28.6 million, while investments in the development segments of Upstream and Midstream Liquefaction resulted in a net loss of $19.2 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended March 31, 2012 was $27.5 million, an increase of $9.4 million over EBITDA of $18.1 million for the same period in 2011.

Total revenues for the quarter ended March 31, 2012 were $338.2 million compared with $243.7 million for the same period in 2011. This increase in the quarter ended March 31, 2012 compared to the same period in 2011 was due to the higher crude oil prices in the 2012 quarter and an increase in domestic volumes of product sold. The total volume of all products sold by us was 2.2 million barrels for the quarter ended March 31, 2012, compared with 1.8 million barrels in the same quarter of 2011.

Business Segment Results as of March 31, 2012

Upstream - On January 15, 2012, we spudded the Triceratops-2 appraisal well in PPL 237 in Papua New Guinea. The Triceratops-2 well, located approximately 3.8 kilometers west of the Bwata 1 discovery well and 4.7 kilometers southwest from Triceratops 1, was predicted to penetrate the top of the carbonate reservoir approximately 1,500 feet higher than the gas water contact established in the Bwata-1 well. The primary objectives for drilling the Triceratops-2 well are to confirm the presence of gas and condensate, test for the presence of reefal carbonate reservoir, and, in the event of success, complete the well as a future production well. As of April 6, 2012, we had drilled the entire reservoir interval with a total depth of 2,236 meters. The acquisition of wireline logs was completed on April 14, 2012 and the testing program has commenced.

During the quarter ended March 31, 2012, we completed over 128 kilometers of seismic acquisition evaluating the Triceratops gas field. At the end of the quarter, the acquisition and processing of the Kwalaha and Tuna seismic dip lines in northern PPL236 and southeastern PPL238 was complete. The interpretation of the lines is currently in progress. Line clearing, bridging and surveying of the Kwalaha and Tuna strike lines acquisition programs were in progress. The acquisition of these lines was completed in May.

Subsequent to quarter end, InterOil signed a binding Heads of Agreement with PRE for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in PPL237 onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE has paid the initial $20 million of the staged cash payments. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. The farm-in is subject to the accomplishment of certain milestones occurring at various stages over the coming months, including finalization and execution of definitive agreements and acceptance of registration of the assignment documents by the Government of Papua New Guinea, together with other standard industry conditions. In the event that these milestones are not reached, the Heads of Agreement will expire and any amounts paid to InterOil by PRE are to be refunded.

As part of the sell down process being continued with our advisors led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG, we are looking to sell down a portion of our interest in Elk and Antelope fields and other prospecting licenses, in addition to selection of an LNG operator and sell down of our interests in the LNG project. The transaction with PRE noted above, is in addition to the planned sale of an interest in the Elk and Antelope fields and related LNG equity partnering process targeted for the second quarter of 2012.

InterOil's Upstream business realized a net loss of $17.2 million in the first quarter of 2012 compared to a loss of $17.9 million in the comparable period a year ago. The decrease in the loss in 2012 was mainly due to a reduction in office and administration expenses as the result of higher capitalization of expenses due to ongoing drilling activities during the quarter which were partially offset by higher interest expense due to an increase in inter-company loan balances provided to fund exploration and development activities.

Midstream Refining – Total refinery throughput for the quarter ended March 31, 2012, was 23,759 barrels per operating day, compared with 27,643 barrels per operating day during quarter ended March 31, 2011.

Capacity utilization of the refinery for the quarter ended March 31, 2012, based on 36,500 barrels per day operating capacity, was 55% compared with 58% for the same quarter in 2011. During the quarters ended March 31, 2012 and 2011, our refinery was shut down for 15 days and 21 days respectively for general maintenance.

The Company's Midstream Refining operations generated a net profit of $11.3 million in in the first quarter of 2012 versus a profit of $14.9 million in the prior year period. The $3.6 million negative variance is largely due to decreases in export product crack spreads which were partially offset by decreased income tax expense related to foreign exchange movements.

Midstream Liquefaction – Our advisors continued working on bid process to select an LNG operator for the Gulf LNG Project and sell down. InterOil has received conforming and non-conforming bids that it believes would be accretive to shareholders for the LNG partnering and sell down of an interest in the Elk and Antelope fields. InterOil is now set to engage with a shortlist of significant LNG industry participants with a view to concluding discussions and entering into an agreement this quarter. The selection of the preferred bidder is targeted for the second quarter of 2012.

During the quarter ended March 31, 2012, we continued to progress the development of our LNG Project by completing front end engineering and design ("FEED") for our proposed field gathering system, condensate stripping plant (CSP) and pipeline to the proposed liquefaction facilities site on the coast. FEED on the liquefaction facilities to meet the 2009 LNG Project Agreement is underway. In respect to the planned CSP, bids have been received, evaluated and are in the process of being finalized. The pipeline bids have been received and are currently being evaluated. Designs for the marine loading and export facility and common works have been finalized and are currently out for tender.

The Company's Midstream Liquefaction business generated a loss of $2.0 million in the first quarter of 2012 compared with a loss of $2.6 million in the same period a year ago. The positive variance is largely due to a decrease in office, administration and other expenses for the period resulting from lower management expenses and share compensation costs which are not capitalized.

Downstream - Total Downstream sales volumes for the quarter ended March 31, 2012, were 188.9 million liters, an increase of 24.3 million liters, or 14.8% over the same quarter in 2011.

The PNG economy continues to grow strongly due largely to resource development projects, which has also led to growth in our aviation and retail business segments.

InterOil continues to develop its retail business with investments in new electronic systems for both pumps and the forecourt control units and the completion of one new service station and the purchase of one existing key site that was previously leased. In line with its strategic plan, the Company intends to open one further new retail site this year and commence development of a further two sites.

InterOil's Downstream operations generated a net profit of $13.2 million in the first quarter of 2012, an improvement of $8.7 million versus a profit of $4.5 million in the previous year. The positive variance is largely due to an increase in domestic sales, higher commodity prices and increased foreign exchange gains, which were partially offset by increased income tax expense.

Corporate – The Corporate segment generated a net profit of $6.3 million in the first quarter of 2012, compared to a net profit of $3.5 million in the same period of 2011. The positive variance is largely the result of higher interest income due to an increase in inter-company loan balances.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended	2012	2011				2010
($ thousands except per share data)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	2,284	1,891	2,645	4,638	668	245	714	1,349
Midstream – Refining	302,310	237,640	231,455	262,111	217,743	158,092	173,379	194,016
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	218,974	209,678	186,304	191,431	157,709	143,364	133,508	119,300
Corporate	24,757	21,831	25,078	26,548	18,659	15,213	18,295	11,321
Consolidation entries	(210,175)	(181,428)	(163,584)	(180,945)	(151,125)	(122,545)	(117,437)	(100,637)
Total revenues	338,150	289,612	281,898	303,783	243,654	194,369	208,459	225,349
Upstream	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)
Midstream – Refining	18,933	2,604	3,461	27,967	26,632	13,780	15,785	16,962
Midstream – Liquefaction	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)
Downstream	21,414	6,808	3,570	5,777	8,744	4,709	1,674	7,060
Corporate	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)	1,751
Consolidation entries	(14,214)	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)	(7,384)
EBITDA (1)	27,541	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)	14,888
Upstream	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)
Midstream – Refining	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998	12,056
Midstream – Liquefaction	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)
Downstream	13,195	3,621	1,146	2,306	4,491	2,643	(325)	3,719
Corporate	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)	1,796
Consolidation entries	(2,136)	252	(190)	3,657	(1,596)	(401)	908	(1,435)
Net profit/(loss)	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)	7,833
Net profit/(loss) per share (dollars)
Per Share – Basic	0.20	0.27	(0.41)	0.49	0.01	(0.76)	(0.33)	0.18
Per Share – Diluted	0.19	0.27	(0.41)	0.48	0.01	(0.76)	(0.33)	0.17
(1)	EBITDA is a non-GAAP measure, please refer to "Non-GAAP EBITDA Reconciliation" in this press release.

Balance Sheet and Liquidity

InterOil closed the first quarter ended March 31, 2012 with cash, cash equivalents and cash restricted totaling $81.4 million (March 31, 2011 - $274.5 million), of which $41.3 million is restricted (March 31, 2011 - $42.2 million).

We also had aggregate working capital facilities of $307.5 million, with $83.1 million available for use in our Midstream Refining operations, and $47.3 million available for use in our Downstream operations.

The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders' equity + debt)) at 50% or less. Our debt-to-capital ratio was 13% as of March 31, 2012 unchanged from 13% as of March 31, 2011.

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at March 31, 2012.

Organization	Facility	Balance outstanding March 31, 2012	Effective interest rate	Maturity date
OPIC secured loan	$35,500,000	$35,500,000	6.50%	December 2015
BNP Paribas working capital facility	$240,000,000	$11,145,850 (1)	3.01%	January 2013
Westpac PGK working capital facility facility	$43,380,000	$20,031,527	10.0%	November 2014
BSP PGK working capital facility	$24,100,000	$100,386	9.95%	August 2012
Westpac secured loan	$15,000,000	$15,000,000	4.89%	September 2015
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(3)	November 2015
Mitsui unsecured loan (2)	$10,393,023	$10,393,023	6.27%	See detail below

(1)	Excludes letters of credit totaling 145.8 million, which reduce the available balance of the facility to $83.1 million at March 31, 2012.
(2)	Facility is to fund our share of the Condensate Stripping Project costs as they are incurred pursuant to the JVOA.
(3)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended

	March 31,	March 31,
	2012	2011
	$	$

Revenue
Sales and operating revenues	335,318,921	242,450,889
Interest	174,198	229,773
Other	2,657,229	973,816
	338,150,348	243,654,478

Changes in inventories of finished goods and work in progress	(13,673,345)	52,651,183
Raw materials and consumables used	(287,662,370)	(255,675,611)
Administrative and general expenses	(9,471,358)	(15,485,158)
Derivative (losses)/gains	(418,024)	172,259
Legal and professional fees	(899,433)	(1,691,845)
Exploration costs, excluding exploration impairment (note 6)	(7,363,401)	(7,334,952)
Finance costs	(4,678,500)	(3,945,098)
Depreciation and amortization	(6,095,142)	(4,618,739)
Foreign exchange gains	10,120,859	2,822,310
	(320,140,714)	(233,105,651)
Profit before income taxes	18,009,634	10,548,827

Income taxes
Current tax expense	(6,216,862)	(2,437,731)
Deferred tax expense	(2,356,492)	(7,412,568)
	(8,573,354)	(9,850,299)

Profit for the period	9,436,280	698,528

Profit is attributable to:
Owners of InterOil Corporation	9,436,280	695,549
Non-controlling interest	-	2,979
	9,436,280	698,528

Basic profit per share	0.20	0.01
Diluted profit per share	0.19	0.01
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,149,076	47,861,441
Diluted (Expressed in number of common shares)	49,216,450	48,855,771

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

	As at

	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$

Assets
Current assets:
Cash and cash equivalents	40,128,857	68,846,441	232,368,439
Cash restricted	34,988,570	32,982,001	35,451,370
Short term treasury bills - held-to-maturity	-	11,832,110	-
Trade and other receivables	118,352,988	135,273,600	54,934,757
Derivative financial instruments	729,174	595,440	-
Other current assets	584,392	867,967	720,502
Inventories (note 5)	157,398,454	171,071,799	179,788,543
Prepaid expenses	3,524,719	5,477,596	3,585,127
Total current assets	355,707,154	426,946,954	506,848,738
Non-current assets:
Cash restricted	6,280,432	6,268,762	6,723,477
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	248,037,460	246,043,948	224,772,732
Oil and gas properties (note 6)	406,477,789	362,852,766	281,652,302
Deferred tax assets	35,275,566	35,965,273	21,249,384
Available-for-sale investments (note 7)	7,039,394	3,650,786	-
Total non-current assets	709,736,958	661,407,852	541,024,212
Total assets	1,065,444,112	1,088,354,806	1,047,872,950
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	87,548,414	159,882,177	127,749,684
Income tax payable	10,376,661	4,085,137	1,920,553
Derivative financial instruments	-	11,457	136,791
Working capital facilities (note 8)	31,277,763	16,480,503	58,172,450
Unsecured loan and current portion of secured loans (note 10)	23,679,023	19,393,023	16,884,065
Current portion of Indirect participation interest (note 11)	540,002	540,002	540,002
Total current liabilities	153,421,863	200,392,299	205,403,545
Non-current liabilities:
Secured loans (note 10)	36,807,153	26,037,166	34,869,208
2.75% convertible notes liability	56,470,958	55,637,630	53,210,706
Deferred gain on contributions to LNG project	6,025,912	5,810,775	8,612,751
Indirect participation interest (note 11)	34,134,840	34,134,840	34,134,387
Asset retirement obligations	4,797,193	4,562,269	-
Deferred tax liabilities	-	1,889,391	-
Total non-current liabilities	138,236,056	128,072,071	130,827,052
Total liabilities	291,657,919	328,464,370	336,230,597
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	909,155,368	905,981,614	898,641,290
Authorized - unlimited
Issued and outstanding - 48,169,071
(Dec 31, 2011 - 48,121,071)
(Mar 31, 2011 - 47,920,552)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	25,986,833	25,644,245	19,430,690
Accumulated Other Comprehensive Income	30,324,017	29,380,882	11,620,512
Conversion options (note 11)	12,150,880	12,150,880	12,150,880
Accumulated deficit	(218,128,941)	(227,565,221)	(244,522,133)
Total equity attributable to owners of InterOil Corporation	773,786,193	759,890,436	711,619,275
Non-controlling interest	-	-	23,078
Total equity	773,786,193	759,890,436	711,642,353
Total liabilities and equity	1,065,444,112	1,088,354,806	1,047,872,950
See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended	Quarter ended
	March 31,	March 31,
	2012	2011
	$	$

Cash flows generated from (used in):

Operating activities
Net profit for the period	9,436,280	698,528
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	6,095,142	4,618,739
Deferred tax assets	(1,199,684)	7,228,306
Accretion of convertible notes liability	833,328	785,217
Amortization of deferred financing costs	55,987	55,986
Timing difference between derivatives recognized
and settled	(145,191)	(41,787)
Stock compensation expense, including restricted stock	1,602,920	3,768,511
Accretion of asset retirement obligation liability	82,774	-
Oil and gas properties expensed	7,363,401	7,334,952
Unrealized foreign exchange gain	302,432	1,134,814
Change in operating working capital
Decrease/(increase) in trade and other receivables	12,429,585	(5,580,997)
Decrease/(increase) in other current assets and prepaid expenses	2,236,452	(206,996)
Decrease/(increase) in inventories	11,833,220	(49,768,359)
(Decrease)/increase in trade and other payables	(71,348,790)	51,846,250
Net cash (used in)/generated from operating activities	(20,422,144)	21,873,164

Investing activities
Expenditure on oil and gas properties	(52,881,456)	(34,505,232)
Proceeds from IPI cash calls	2,433,804	-
Expenditure on plant and equipment	(7,873,517)	(4,523,150)
Maturity of short term treasury bills	11,832,110	-
(Increase)/decrease in restricted cash held as security on
borrowings	(2,018,239)	5,103,222
Change in non-operating working capital
(Decrease)/increase in trade and other payables	7,509,280	(2,843,126)
Net cash used in investing activities	(40,998,018)	(36,768,286)

Financing activities
Proceeds from Mitsui for Condensate Stripping Plant	-	4,854,616
Proceeds from/(repayments of) Clarion Finanz secured loan,
Proceeds from Westpac secured loan	15,000,000	-
Proceeds from working capital facility	14,797,260	6,918,124
Proceeds from issue of common shares, net of transaction costs	1,913,421	1,914,000
Net cash generated from financing activities	31,710,681	13,686,740

Decrease in cash and cash equivalents	(29,709,481)	(1,208,382)
Cash and cash equivalents, beginning of period	68,846,441	233,576,821
Exchange gains on cash and cash equivalents	991,897	-
Cash and cash equivalents, end of period	40,128,857	232,368,439
Comprising of:
Cash on Deposit	13,946,993	83,278,689
Term Deposits	26,181,864	149,089,750
Total cash and cash equivalents, end of period	40,128,857	232,368,439

See accompanying notes to the consolidated financial statements

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under IFRS, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2012	2011				2010
	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)
Midstream – Refining	18,933	2,604	3,461	27,967	26,632	13,780	15,785	16,962
Midstream – Liquefaction	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)
Downstream	21,414	6,808	3,570	5,777	8,744	4,709	1,674	7,060
Corporate	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)	1,751
Consolidation Entries	(14,214)	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)	(7,384)
Earnings before interest, taxes, depreciation and amortization	27,541	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)	14,888
Subtract:
Upstream	(9,408)	(8,712)	(7,806)	(7,142)	(6,352)	(5,481)	(4,600)	(4,367)
Midstream – Refining	(2,771)	(3,285)	(2,494)	(2,211)	(1,675)	(1,509)	(1,693)	(1,651)
Midstream – Liquefaction	(559)	(445)	(372)	(268)	(223)	(184)	(376)	(351)
Downstream	(1,233)	(1,170)	(1,233)	(1,116)	(826)	(835)	(938)	(1,167)
Corporate	(1,510)	(1,498)	(1,477)	(1,641)	(1,395)	(1,158)	(342)	(20)
Consolidation Entries	12,045	11,500	10,041	8,894	7,572	6,571	6,107	5,917
Interest expense	(3,436)	(3,610)	(3,341)	(3,484)	(2,899)	(2,596)	(1,842)	(1,639)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(1,948)	19,243	678	(5,677)	(7,298)	(65)	101	(366)
Midstream – Liquefaction	-	-	-	-	-	36	-	-
Downstream	(5,746)	(595)	(297)	(1,449)	(2,623)	(495)	(322)	(1,524)
Corporate	(880)	(493)	(195)	(629)	71	(11)	(529)	97
Consolidation Entries	-	-	-	-	-	(2)	(2)	(1)
Income taxes	(8,574)	18,155	186	(7,755)	(9,850)	(537)	(752)	(1,794)
Upstream	(1,462)	(1,355)	(1,105)	(154)	(641)	(683)	(232)	(78)
Midstream – Refining	(2,894)	(2,878)	(2,846)	(2,764)	(2,765)	(2,700)	(2,195)	(2,888)
Midstream – Liquefaction	(4)	(6)	(6)	(6)	(6)	(7)	(6)	(6)
Downstream	(1,240)	(1,422)	(894)	(906)	(804)	(737)	(739)	(651)
Corporate	(528)	(527)	(349)	(395)	(435)	(16)	(17)	(32)
Consolidation Entries	33	32	32	32	32	33	32	33
Depreciation and amortisation	(6,095)	(6,156)	(5,168)	(4,193)	(4,619)	(4,110)	(3,157)	(3,622)
Upstream	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)
Midstream – Refining	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998	12,056
Midstream – Liquefaction	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)
Downstream	13,195	3,621	1,146	2,306	4,491	2,643	(325)	3,719
Corporate	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)	1,796
Consolidation Entries	(2,136)	252	(190)	3,657	(1,596)	(401)	908	(1,435)
Net profit/(loss) per segment	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)	7,833

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further testing of the Triceratops-2 well, seismic-related exploration activities, characteristics of our resources, development activities, entering into definitive agreements with PRE, the potential execution of definitive LNG supply agreements, the ability to attract a strategic LNG partner, timing and success of the LNG partnering process, satisfaction of the 2009 LNG Project Agreement with the PNG State, the construction and development of the proposed LNG Project and condensate stripping project, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, the ability to identify drilling locations and the ability to develop reserves and production through development and exploration activities. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments, agreements with third parties, bids received in respect of the LNG partnering process and CSP and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk, Antelope and Triceratops fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.